Exhibit 99.29

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the short form base shelf prospectus dated March 11, 2019 to which it relates, as amended or supplemented and each document incorporated by reference into the base shelf prospectus for purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus dated March 11, 2019 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Orla Mining Ltd. at Suite 202 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5, telephone (604) 564-1852, and are also available electronically at www.sedar.com or on Orla Mining Ltd.’s website at www.orlamining.com.

The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The securities may not be offered or sold in or to, or for the account or benefit of, persons in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (collectively, the “United States” or “U.S.”) or U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act (“U.S. Persons”)) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available and to the extent permitted by the Underwriting Agreement (as defined herein). This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of persons within the United States or U.S. Persons. See “Plan of Distribution”.

PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated March 11, 2019)

New Issue	March 30, 2020

ORLA MINING LTD.

C$75,030,000
36,600,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated March 11, 2019 (the “Base Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”) qualifies the distribution (the “Offering”) of 36,600,000 common shares (the “Offered Shares”) of Orla Mining Ltd. (“Orla” or the “Corporation”) at a price of C$2.05 per Offered Share (the “Offering Price”). The Offering is being made pursuant to an underwriting agreement dated March 30, 2020 (the “Underwriting Agreement”) among the Corporation and Stifel Nicolaus Canada Inc. as lead underwriter (the “Lead Underwriter”), together with Desjardins Securities Inc., Paradigm Capital Inc. and Cormark Securities Inc. (together with the Lead Underwriter, the “Underwriters”), pursuant to which the Offered Shares will be offered for sale in all provinces and territories in Canada (other than Québec) through the Underwriters in accordance with the terms of the Underwriting Agreement. The Offering Price has been determined by arm’s length negotiation between the Corporation and the Underwriters, with reference to the prevailing market price of the common shares of the Corporation (the “Common Shares”).

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “OLA”. The Corporation has applied to the TSX for approval of the listing of the Offered Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. On March 26, 2020, the last trading day prior to the announcement of the Offering, the closing price per Common Share on the TSX was C$2.20.

Price: C$2.05 per Offered Share

	Price to Public		Underwriters’ Commission (1)(4)		Proceeds to the Corporation (2)(4)
Per Offered Share	C$	2.05	C$	0.10	C$	1.95
Total Offering (3)(4)	C$	75,030,000	C$	2,390,226	C$	72,289,774

Notes:
(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Commission”) equal to 5.0% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option (as defined herein)), other than in respect of sales to Newmont Corporation, Agnico Eagle Mines Limited, Pierre Lassonde, Trinity Capital Partners Corporation and certain directors and officers of the Corporation (collectively, the “Key Shareholders”), on which a cash fee equal to 1.0% will be paid. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Commission but before deducting the expenses of the Offering (estimated to be C$350,000), which will be paid by the Corporation from the proceeds of the Offering. The Underwriters’ Commission for the Offering will be deducted from the proceeds from the Offering.
(3)	The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriter for a period of 30 days from and including the Closing Date (as defined herein), to purchase up to an additional 5,490,000 Common Shares (the “Over-Allotment Shares”) on the same terms as set forth above solely to cover over-allocations, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Corporation” will be C$86,284,500, C$2,827,836 and C$83,106,664 respectively. The Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.
(4)	Assumes a total of 16,600,900 Offered Shares are being purchased by the Key Shareholders (assuming no exercise of the Over-Allotment Option). In the event the Over-Allotment Option is exercised in full and Newmont Corporation and Agnico Eagle Mines Limited decide to participate in the Over-Allotment Option on a pro rata basis, it is expected that the Key Shareholders would purchase an aggregate of approximately 18,126,700 Common Shares.

The following table sets out the maximum number of Over-Allotment Shares that may be issued by the Corporation to the Underwriter pursuant to the Over-Allotment Option granted to the Underwriters:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Option to purchase up to 5,490,000 Common Shares	Up to 30 days from and including the Closing Date	C$2.05 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” and “Offered Shares” herein includes all Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Bennett Jones LLP.

In connection with this Offering and subject to applicable laws, the Underwriters may over-allocate or effect transactions to stabilize or maintain the market price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the price at which the Offered Shares are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares distributed pursuant to the Prospectus is less than the Offering Price. Notwithstanding any reduction by the Underwriters on the Offering Price, the Corporation will still receive the net proceeds stated above. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about April 3, 2020 or such other date as the Corporation and the Underwriters may agree (the “Closing Date”), but in any event not later than 42 days after the date of this Prospectus Supplement. Other than Offered Shares issued in the United States or to, or for the account or benefit of, U.S. Persons that are “accredited investors” as defined under Regulation D under the U.S. Securities Act (“U.S. Accredited Investors”), which must be in the form of definitive certificates issued to such holders with applicable restrictive legends attached, it is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Beneficial holders (other than U.S. Accredited Investors) of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares with restrictive legends, if applicable. For certain restrictions on United States qualified institutional buyers, if any, and further information with respect to issuance of the Offered Shares, discussed above, please see “Plan of Distribution”.

An investment in the Offered Shares is subject to a number of risks. Investors should review this Prospectus Supplement, together with the Base Shelf Prospectus, in their entirety and carefully consider the risk factors described under “Risk Factors” and the risks identified in the documents incorporated by reference herein before purchasing the Offered Shares.

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Base Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Base Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

The registered and head office of the Corporation is located Suite 202 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Mr. Charles Jeannes, Mr. Richard Hall, Mr. George Albino and Mr. Tim Haldane, each a director of the Corporation, and Mr. Carl E. Defilippi, Mr. Matthew D. Gray, Mr. Michael G. Hester, Mr. Fred Brown, Mr. Gene Tortelli, Mr. George Lightwood and Mr. Mark Gorman each a qualified person, reside outside of Canada. Each of Mr. Jeannes, Mr. Hall, Mr. Albino and Mr. Haldane have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS	S-5
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	S-5
SCIENTIFIC AND TECHNICAL INFORMATION	S-7
CURRENCY AND EXCHANGE RATE INFORMATION	S-7
ELIGIBILITY FOR INVESTMENT	S-7
DOCUMENTS INCORPORATED BY REFERENCE	S-8
MARKETING MATERIALS	S-8
THE CORPORATION	S-9
USE OF PROCEEDS	S-10
CONSOLIDATED CAPITALIZATION OF THE CORPORATION	S-11
PLAN OF DISTRIBUTION	S-11
PRIOR SALES	S-14
TRADING PRICE AND VOLUME	S-15
RISK FACTORS	S-15
LEGAL MATTERS	S-18
TRANSFER AGENT AND REGISTRAR	S-18
INTEREST OF EXPERTS	S-19
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS	2
FINANCIAL INFORMATION	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	4
THE CORPORATION	5
RISK FACTORS	6
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
EARNINGS COVERAGE RATIOS	9
DESCRIPTION OF SECURITIES	9
PRIOR SALES	14
PRICE RANGE AND TRADING VOLUMES	14
CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES	14
LEGAL MATTERS	14
INTEREST OF EXPERTS	14
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	15
CERTIFICATE OF THE CORPORATION	17

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Base Shelf Prospectus and the documents incorporated herein and therein. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. To the extent there is a conflict between information contained in this Prospectus Supplement and information contained in the accompanying Base Shelf Prospectus or any document incorporated by reference herein or therein, the information in this Prospectus Supplement shall control and you should rely on the information contained in this Prospectus Supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into this Prospectus Supplement or the accompanying Base Shelf Prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus as such information is accurate only as of the date of the applicable document. Orla has not authorized anyone to provide investors with different information. Information contained on Orla’s website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities offered hereby.

The Corporation will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, the disclosure in this Prospectus Supplement assumes that the Over-Allotment Option will not be exercised.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Corporation’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of this Prospectus Supplement and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding: the anticipated use of proceeds of the Offering; the timing for completion, settlement and closing of the Offering; the satisfaction of the conditions to closing of the Offering, including receipt in a timely manner of regulatory and other required approvals and clearances, including the approval of the TSX; the plan of distribution for the Offering; terms of and timeline for entering into the proposed Layback Agreement (as defined herein); the expected additional material to be included in a future mine plan as a result of the Layback Agreement; results of a feasibility study unconstrained by the property boundary; terms of and ability to reach a subsequent agreement with Fresnillo (as defined herein) to access the sulphide mineral resource at the Camino Rojo Project (as defined herein); the planned exploration and development programs and expenditures; the estimation of mineral resources and mineral reserves; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined herein); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and Ejido relations; availability of sufficient water for proposed operations; competition for, among other things, acquisitions of mineral reserves, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Corporation’s ability to fund its programs, the Corporation’s ability to carry on exploration and development activities, the Corporation’s ability to secure and to meet obligations under property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Corporation’s mineral properties, the obtaining of an agreement with Fresnillo to develop the entire Camino Rojo Project mineral resource estimate, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Corporation’s ability to operate in a safe, efficient and effective manner and the Corporation’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) failure to obtain required regulatory and stock exchange approvals with respect to the Offering; (ii) access to additional capital; (iii) uncertainty and variations in the estimation of mineral resources and mineral reserves; (iv) delays in or failure to enter into a definitive agreement with Fresnillo with respect to the Camino Rojo Project; (v) health, safety and environmental risks; (vi) success of exploration, development and operation activities; (vii) risks relating to foreign operations and expropriation or nationalization of mining operations; (viii) delays in obtaining or the failure to obtain governmental permits, or non-compliance with permits; (ix) delays in getting access from surface rights owners; (x) uncertainty in estimates of production, capital and operating costs and potential production and cost overruns; (xi) the impact of Panamanian or Mexican laws regarding foreign investment; (xii) the fluctuating price of gold and silver; (xiii) assessments by taxation authorities in multiple jurisdictions; (xiv) uncertainties related to title to mineral properties; (xv) the Corporation’s ability to identify, complete and successfully integrate acquisitions; (xvi) volatility in the market price of the Corporation’s securities; (xvii) and risks relating to the effects of the novel coronavirus (“COVID-19”) on the Corporation.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in this Prospectus Supplement and in the accompanying Base Shelf Prospectus, and in the section entitled “Risk Factors” in the Corporation’s annual information form dated as of March 23, 2020 for the financial year ended December 31, 2019 (the “Annual Information Form”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus Supplement and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation’s filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this Prospectus Supplement relating to the Corporation’s mineral properties has been reviewed and approved by Hans Smit, P.Geo. Mr. Smit is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, Canadian dollars are referred to as “Canadian dollars” or “C$” and United States dollars are referred to as “United States dollars” or “US$”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

		Year Ended December 31
		2019		2018
High	C$	1.3600	C$	1.3642
Low	C$	1.2988	C$	1.2288
Rate at end of period	C$	1.2988	C$	1.3642

On March 27, 2020, the daily exchange rate as quoted by the Bank of Canada was US$1.00=C$1.4056 or C$1.00=US$0.7114.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, in force as of the date hereof, the Common Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or deferred profit sharing plan, provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder, subscriber or annuitant of, or under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Offered Shares acquired by a Registered Plan if such securities are a prohibited investment for the particular Registered Plan. An Offered Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Corporation, unless the Offered Shares are “excluded property”, as defined in subsection 207.01(1) of the Tax Act, for the Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Offered Shares would be a prohibited investment in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purpose of the Offering.

As of the date hereof, the following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, and form an integral part of the Prospectus:

1.	the Annual Information Form;

2.	the audited consolidated financial statements of the Corporation for the years ended December 31, 2019 and 2018 (the “Annual Financial Statements”), the notes thereto and the independent auditors’ report thereon, together with the related management’s discussion and analysis (“MD&A”) of the financial condition and results of operations;

3.	the management information circular of the Corporation dated May 9, 2019, prepared in connection with the annual and special meeting of shareholders held on June 12, 2019;

4.	the material change report dated March 25, 2020 relating to the non-binding letter agreement with Fresnillo Plc (“Fresnillo”) as to the commercial terms upon which the Corporation would obtain the right to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately to the north of the Camino Rojo Project under a definitive layback agreement (the “Layback Agreement”); and

5.	the term sheet dated March 26, 2020.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon and related MD&A, interim financial statements and related MD&A, information circulars, business acquisition reports, any news release issued by the Corporation that specifically states it is to be incorporated by reference and any other documents as may be required to be incorporated by reference into the Base Shelf Prospectus for purposes of the Offering under applicable Canadian securities laws which are filed by the Corporation with a securities commission or any similar authority in Canada after the date of this Prospectus Supplement and prior to termination of the distribution of the Offered Shares pursuant to the Prospectus, shall be deemed to be incorporated by reference into the Base Shelf Prospectus for purposes of the Offering.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus shall be deemed to be modified or superseded, for purposes of the Offering, to the extent that a statement contained herein or in any other currently or subsequently filed document that is later dated and incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of the Prospectus, except as so modified or superseded.

MARKETING MATERIALS

Any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) are not part of this Prospectus Supplement or the Base Shelf Prospectus to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any “template version” (as defined in NI 41-101) filed with the securities commission or similar authority in each of the provinces and territories of Canada, except Québec in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and in the Base Shelf Prospectus.

THE CORPORATION

Orla is a Canadian company listed on the TSX. The Corporation’s focus is on the acquisition, exploration, and development of mineral exploration and exploitation opportunities in which the Corporation’s exploration, development and operating expertise could substantially enhance shareholder value. Orla currently has two core projects – the Camino Rojo project in Zacatecas State, Mexico (the “Camino Rojo Project”) and the Cerro Quema project in Los Santos Province, Panama (the “Cerro Quema Project”).

The Camino Rojo Project is an advanced gold oxide heap leach project in a low risk jurisdiction, which leverages management’s and the Corporation’s board of directors’ extensive exploration, development, and operating experience in Mexico. The Camino Rojo Project covers over 163,000 hectares (“ha”). Access and infrastructure are excellent with a paved highway and power line nearby. A feasibility study on the Camino Rojo Project (the “Feasibility Study”) is included in the technical report prepared in accordance with the disclosure standards of NI 43-101 on the Camino Rojo Project titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective June 25, 2019 (the “Camino Rojo Report”) containing current mineral resource and mineral reserve estimations for the Camino Rojo Project and operating plan has been filed under the Corporation’s profile on SEDAR.

The Cerro Quema Project includes mineralized zones with the potential to support a near-term oxide gold production scenario and various exploration targets. The Cerro Quema Project concession covers 14,800 ha and has paved road access, supportive local communities, and private land ownership. The Cerro Quema Project is currently in the last stage of the permitting process for a proposed open pit mine and gold heap leach operation. Please refer to the technical report prepared in accordance with the disclosure standards of NI 43-101 on the Cerro Quema Project titled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”), which is available under the Corporation’s profile on SEDAR.

Recent Developments

Layback Agreement

On March 23, 2020, Orla announced it had entered into a non-binding letter agreement with Fresnillo as to the commercial terms on which the Corporation would obtain the right to expand the oxide pit at the Camino Rojo Project onto part of Fresnillo’s mineral concession located immediately to the north of Orla’s property under the proposed Layback Agreement. The proposed Layback Agreement will allow access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the Camino Rojo Report. In addition, the Layback Agreement will provide Orla with the right to mine from Fresnillo’s mineral concession, and recover, for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit.

Under the terms of the proposed Layback Agreement, Orla would pay Fresnillo a total cash consideration of US$62.8 million based on the following schedule: (i) US$10 million due upon the execution of the Layback Agreement; (ii) US$15 million due upon Orla having received all funding and permits required for construction and development; or July 1, 2020, whichever is sooner; (iii) US$15 million due no later than (a) 12 months following the commencement of commercial production at the Camino Rojo Project or (b) December 1, 2022, whichever is earlier; and (iv) US$22.8 million due no later than (a) 24 months following the commencement of commercial production at the Camino Rojo Project or (b) December 1, 2023, whichever is earlier. The amounts for the third and fourth payments shall bear an interest of 5% per annum from July 1, 2020 until the date of payment.

The non-binding letter agreement with Fresnillo has a term of 12 months and remains subject to execution of the Layback Agreement between the parties which is currently underway and expected during the first half of 2020. The proposed Layback Agreement will not preclude or restrict Fresnillo from participating in any future development of the sulphide mineral resource at the Camino Rojo Project.

Change in Auditor

The Corporation delivered a change of auditor notice dated March 25, 2020 in connection with the change in auditor from Davidson & Company LLP, Chartered Professional Accountants to Ernst & Young LLP, Chartered Professional Accountants. Ernst & Young LLP has confirmed that they are independent with respect to the Corporation within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

More detailed information regarding the business of the Corporation as well as its operations, assets, and properties can be found in the Annual Information Form and other documents incorporated by reference herein available at www.sedar.com under the Corporation’s profile, and as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately C$72,289,774 or C$83,106,664 if the Over-Allotment Option is exercised in full, after deducting the Underwriters’ Commission and the expenses of the Offering (estimated to be C$350,000), which will be paid out of the proceeds of the Offering. The foregoing calculation assumes that approximately 16,600,900 Offered Shares are being purchased by the Key Shareholders (or approximately 18,126,700 Common Shares if the Over-Allotment Option is exercised in full).

The net proceeds of the Offering (assuming no exercise of the Over-Allotment Option) are anticipated to be applied as follows:

Use of Proceeds
Camino Rojo Project construction expenditures	C$	31.9 million
Projected payments related to the Layback Agreement	C$	33.8 million
Working capital and general corporate purposes	C$	6.5 million
Total	C$	72. 2 million

The Corporation intends to spend the available funds as set forth above based on a budget which has been approved by the Corporation’s board of directors consistent with established internal control guidelines. The anticipated use of net proceeds from the Offering, as detailed above, is based on the best estimates prepared by management of the Corporation.

In order to advance the Camino Rojo Project, the Corporation expects the majority of the net proceeds from the Offering will be used for (1) the development and construction of the Camino Rojo Project, (2) to fund the projected payments to Fresnillo related to the Layback Agreement, and (3) for working capital and general corporate and administrative purposes.

Orla’s focus over the next 18 months is the construction of the Camino Rojo Project, which initial capital amounts to US$123 million. Together with the initial working capital requirements of approximately US$10 million as the project ramps up in mid-2020, and value-added taxes payable of approximately US$18 million (which is refundable over time), the total cash requirement to production for the Camino Rojo Project is expected to be approximately US$151 million. Proceeds from the secured project finance facility of up to US$125 million (the “Facility”), available pursuant to the loan agreement between Orla, Trinity Capital Partners Corporation and certain other lenders, will be used to fund the majority of the initial capital requirements for the construction of the Camino Rojo Project. The Corporation currently has US$25 million outstanding under the Facility. Two additional tranches of US$50 million each are available to Orla upon meeting certain conditions precedent. Orla intends to draw on the balance of the Facility during the second half of 2020. Funds from the Facility are required to be used to fund the development and construction of the Camino Rojo Project. The balance of the construction capital will come from the proceeds of this Offering, being C$31.9 million.

An amount of approximately C$33.8 million (US$25 million) from this Offering has been allocated for the first two payments related to the proposed Layback Agreement with Fresnillo. This Layback Agreement will allow Orla to access additional oxide and transitional material at depth below the current pit as set out in the Camino Rojo Report, as well as allow Orla to mine and recover, for its own account, oxide and transitional material from the Fresnillo concession. The Layback Agreement is expected to be entered into in the first half of 2020. In the event the Layback Agreement with Fresnillo is not entered into, these proceeds will be used toward the development and construction of the Camino Rojo Project and for exploration and studies at both the Camino Rojo Project and the Cerro Quema Project.

An amount of approximately C$6.5 million from this Offering has been allocated for planned for working capital and corporate general and administrative purposes including, but are not limited to, corporate head office personnel costs, public company costs, interest expense, and other general and administrative costs.

Pursuant to the Offering, if the Over-Allotment Option is exercised in full, the Corporation will receive additional net proceeds of C$10,816,891 after deducting the Underwriters’ Commission and expenses of the Offering. The net proceeds from the exercise of the Over-Allotment Option, if any, will be applied towards discretionary work programs at the Camino Rojo Project unrelated to construction and development, and at the Cerro Quema Project, as well as corporate overhead and strengthening of the Corporation’s working capital position. There is no assurance that the Over-Allotment Option will be exercised, in part or in full.

The above noted allocation represents the Corporation’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Corporation. Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be deemed prudent or necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors – Use of Proceeds”.

Based on the amount of funding raised, the Corporation’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary, at its discretion. See “Risk Factors – Liquidity and Capital Resources”. As at December 31, 2019, the Corporation had cash of C$30 million, part of which has been deployed to advance the Camino Rojo Project, the Cerro Quema Project and for corporate overhead, such as salaries and general and administrative costs during the first quarter of 2020. The Corporation generates no operating revenue from the exploration and development activities on its properties and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until commercial production is achieved at the Camino Rojo Project. Some of the net proceeds of the Offering may be used to fund negative operating cash flows. See “Risk Factors – Risks Related to the Corporation – Negative Operating Cash Flow.”

Until used for the above purposes, the Corporation may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada or add them to the working capital.

Hans Smit, P.Geo., is the “Qualified Person”, within the meaning of NI 43-101, who has reviewed and confirmed the above-noted use of net proceeds allocations as reasonable.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

There have been no material changes in the consolidated capitalization or indebtedness of the Corporation since the Annual Financial Statements (which are incorporated by reference herein).

As at December 31, 2019, after giving effect to the Offering, there will be a total of 223,702,168 Common Shares issued and outstanding (229,192,168 Common Shares if the Over-Allotment Option is exercised in full).

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase on the Closing Date, an aggregate of 36,600,000 Offered Shares at a price of C$2.05 per Offered Share, payable in cash to the Corporation against delivery of such Offered Shares.

The closing of the Offering is expected to take place on April 3, 2020, or such other date as the Corporation and the Underwriters may agree, but in any event not later than 42 days after the date of this Prospectus Supplement. The obligations of the Underwriters under the Underwriting Agreement are several and not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. For greater certainty, the COVID-19 outbreak and any related interruption to the business, affairs or financial condition of the Corporation, or any event, action, state or condition or financial occurrence related directly or indirectly to the COVID-19 outbreak (whether now known or unknown or whether foreseeable or unforeseeable in the future), including any adverse effect on the financial markets generally, shall not constitute an event or occurrence which will enable any Underwriter to terminate their obligations pursuant to the Underwriting Agreement, unless such termination is agreed to in writing with the Corporation. The Underwriters are, however, severally obligated to take up and pay for all of the Offered Shares that they have agreed to purchase if any of the Offered Shares are purchased under the Underwriting Agreement. The terms of the Offering and the Offering Price have been determined by negotiation among the Corporation and the Underwriters with reference to the market price of the Common Shares and other factors.

Subject to certain qualifications and limitations, the Corporation has agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian securities legislation, and to contribute to any payments the Underwriters may be required to make in respect thereof.

Pursuant to the Underwriting Agreement, the Corporation has agreed to pay the Underwriters a fee of C$0.10 per Offered Share (including, for certainty, the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option), other than in respect of sales to the Key Shareholders, on which a cash fee equal to C$0.02 per Offered Share will be paid, for aggregate fees payable by the Corporation of C$2,390,226, payable at the close of the Offering in consideration for their services in connection with this Offering. It is expected that the Key Shareholders will purchase approximately 16,600,900 Offered Shares.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriter for a period of 30 days from and including the Closing Date, to purchase up to an additional 5,490,000 Over-Allotment Shares on the same terms as set forth above solely to cover over-allocations, if any, and for market stabilization purposes. The Prospectus also qualifies the grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires such Over-Allotment Shares under the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the aggregate Underwriters’ Commission payable by the Corporation will be C$2,827,836.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares and Additional Shares (if applicable) at the Offering Price, the price at which the Offered Shares and Additional Shares (if applicable) are distributed pursuant to the Prospectus may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares and Additional Shares (if applicable) distributed pursuant to the Prospectus is less than the Offering Price.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales (i.e., the sale by the Underwriters of a greater number of Offered Shares than they are required to purchase in the Offering); and purchases to cover positions created by short sales; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. The Underwriters must close out any short position by purchasing Common Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Offered Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

It is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares are acquired. If any Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares.

The Offering is being made in all of the provinces and territories of Canada, other than Québec. In addition, the Underwriters may offer the Offered Shares outside of Canada in compliance with local securities laws. The Corporation is not making an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where such offer is not permitted.

The Corporation has agreed in the Underwriting Agreement that, subject to certain exceptions, for a period of 90 days after the Closing Date, it shall not (without the Lead Underwriter’s prior written consent, such consent not to be unreasonably withheld), directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any additional Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to (i) the Offering; (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place (provided that in the case of new grants, the exercise price of such stock options or compensation arrangement will be no less than the Offering Price); (iii) the grant of restricted share units; and (iv) the issuance of Common Shares upon the exercise of convertible securities, warrants, options, or any other commitment or agreement outstanding).

The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to, subject to certain exceptions, cause its directors and officers to enter into undertakings in favour of the Underwriters on or before the Closing Date, agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Corporation for a period of 90 days from the Closing Date without the Lead Underwriter’s prior written consent, such consent not to be unreasonably withheld.

The Corporation has applied to the TSX for approval of the listing of the Offered Shares to be distributed pursuant to the Prospectus. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Each Underwriter and each of its United States registered broker-dealer affiliates (“U.S. Affiliates”) has agreed that, except as permitted by the Underwriting Agreement (subject to all the agreements, covenants and restrictions set forth therein and exhibits and schedules thereto) and as expressly permitted by applicable United States federal and state securities laws, it will not offer or sell the Offered Shares, as part of its distribution at any time, within the United States or to, or for the account or benefit of, U.S. Persons and that all offers and sales of the Offered Shares will otherwise be made outside of the United States in accordance with Rule 903 of Regulation S under the U.S. Securities Act. Terms used in this and the next paragraph have the meanings given to them in Regulation S under the U.S. Securities Act. The Underwriting Agreement (and the exhibits and schedules thereto) enables the Underwriters to (i) offer the Offered Shares for sale by the Corporation in the United States to a limited number of substituted purchasers who are U.S. Accredited Investors or to, or for the account or benefit of, such U.S. Persons, and (ii) offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement to certain “qualified institutional buyers”, as such term is defined in Rule 144A, in the United States or to, or for the account or benefit of, such U.S. Persons, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act and applicable state securities laws, if available. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Offered Shares outside the United States in accordance with Regulation S under the U.S. Securities Act.

The Offered Shares offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, if any, will be or considered “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may only be offered, sold, pledged or otherwise transferred to the Corporation, outside the United States in compliance with Regulation S under the U.S. Securities Act, or pursuant to an effective registration statement under the U.S. Securities Act, and, in each case, in compliance with applicable local laws or regulations. With respect to qualified institutional buyers in the United States or to, or for the account or benefit of, U.S. Persons who are acquiring Offered Shares pursuant to Rule 144A under the U.S. Securities Act, no certificate evidencing the Offered Shares will be issued to purchasers under this Prospectus, and registration will be made in the depository service of CDS. Qualified institutional buyers in the United States or to, or for the account or benefit of, U.S. Persons who are acquiring Offered Shares pursuant to Rule 144A under the U.S. Securities Act, will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. Offered Shares, if any, acquired by such qualified institutional buyers in the United States or to, or for the account or benefit of, U.S. Persons may not be deposited into the facilities of the Depositary Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto and are subject to contractual restrictions on transfer agreed to by or on behalf of such qualified institutional buyers in the United States or U.S. Persons.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Common Shares within the United States or to U.S. Persons by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Corporation issued the following Common Shares:

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price (C$)	Reason for Issuance
June 2019	Common Shares	212,500	0.62	Warrant exercise
June 2019	Common Shares	76,000	1.07	Vesting of Restricted Share Units
July 2019	Common Shares	5,630,000	0.62	Warrant exercise
August 2019	Common Shares	325,000	0.62	Warrant exercise
August 2019	Common Shares	300,000	1.39	Exercise of stock options
September 2019	Common Shares	6,667	1.54	Vesting of Restricted Share Units
September 2019	Common Shares	37,500	1.25	Exercise of stock options
October 2019	Common Shares	19,000	1.48	Exercise of stock options
December 2019	Common Shares	225,000	0.15	Exercise of stock options
December 2019	Common Shares	176,991	1.25	Exercise of stock options
December 2019	Common Shares	600,000	1.39	Exercise of stock options
January 2020	Common Shares	60,000	1.39	Exercise of stock options
January 2020	Common Shares	20,000	1.25	Exercise of stock options
February 2020	Common Shares	10,000	1.06	Exercise of stock options
Total:		7,698,658

During the 12-month period before the date of this Prospectus Supplement, the Corporation has issued the following securities convertible into Common Shares:

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price (C$)
May 2019	Options	117,450	1.00
May 2019	Deferred Share Units(1)	52,500	1.00
July 2019	Warrants	5,842,500	1.65
August 2019	Options	103,212	1.65
August 2019	Deferred Share Units(1)	35,714	1.65
December 2019	Warrants(2)	32,500,000	3.00
March 2020	Options	1,033,439	2.21
March 2020	Restricted Share Units(1)	320,447	2.21
March 2020	Deferred Share Units(1)	135,747	2.21
Total:		40,141,009

Notes:

(1) Represents the deemed value of the restricted share units or the deferred share units on the date of award by the Corporation, although no money has been, or will be, paid to the Corporation in connection with the issuance of Common Shares pursuant to such rights.

(2) Issued to lenders in connection with the Facility.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “OLA”. The following table sets forth the market price ranges and trading volumes of the Common Shares on the TSX over the 12-month period prior to the date of this Prospectus Supplement, as reported by the TSX:

Period	High (C$)	Low (C$)	Volume
March 1-27, 2020	2.48	1.48	5,302,440
February 2020	2.70	1.99	3,410,455
January 2020	2.58	1.78	5,479,729
December 2019	2.05	1.60	14,818,571
November 2019	1.72	1.45	2,133,402
October 2019	1.74	1.42	3,126,895
September 2019	1.78	1.49	3,665,894
August 2019	1.80	1.45	6,244,258
July 2019	1.54	1.10	10,442,066
June 2019	1.12	0.96	1,461,761
May 2019	1.08	0.96	1,326,871
April 2019	1.10	0.85	2,613,332
March 2019	1.20	1.00	1,725,766
February 2019	1.40	1.10	2,942,904
January 2019	1.28	0.94	1,032,688

RISK FACTORS

An investment in the Offered Shares is subject to certain risks. Investors should carefully consider the risks described below, in the Annual Information Form, the MD&A, the Base Shelf Prospectus and other information elsewhere in the Prospectus Supplement, including the documents incorporated by reference into the Base Shelf Prospectus for purposes of the Offering, prior to making an investment in the Offered Shares. If any of such or other risks occur, the Corporation’s prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that case, the trading price of the Offered Shares could decline and investors could lose all or part of their investment. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that it currently deems to be immaterial could also have a material adverse effect on the Corporation’s business, prospects, financial condition and results of operations. The Corporation cannot assure prospective purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus Supplement and the accompanying Base Shelf Prospectus and in the documents incorporated by reference herein and therein, or other unforeseen risks.

Risks Related to the Corporation

COVID-19 Public Health Crisis

The Corporation’s business, operations and financial condition, and the market price of the Common Shares, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Corporation cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Corporation of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact the Corporation is uncertain and these factors are beyond the Corporation’s control; however, it is possible that COVID-19 may have a material adverse effect on the Corporation’s business, results of operations and financial condition and the market price of the Common Shares.

Negative Operating Cash Flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development of the Camino Rojo Project, the Cerro Quema Project and to actively pursue exploration and development opportunities, however, there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.

The Camino Rojo Project mineral resource estimate assumes that the Corporation can access mineral titles and lands that are not controlled by the Corporation

All of the mineralization comprised in the Corporation’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Corporation. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on executing the Layback Agreement with Fresnillo which addresses the oxide and transition portion of the mineral resources that are amendable to heap leaching and a subsequent agreement addressing the sulphide mineral resources that are not amendable to heap leaching. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on the proposed Layback Agreement and a subsequent agreement being obtained with Fresnillo.

On March 23, 2020, Orla entered into a non-binding letter agreement with Fresnillo as to the commercial terms on which Orla would obtain the right to expand the oxide pit at the Camino Rojo Project onto part of Fresnillo’s mineral concession located immediately to the north of Orla’s property under a proposed Layback Agreement. On completion, the Layback Agreement will allow access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the Camino Rojo Report. In addition, the Layback Agreement will provide Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. There can be no assurance that the Corporation will be able to negotiate the proposed Layback Agreement on terms that are satisfactory to the Corporation or that there will not be delays in obtaining the necessary agreement. Delays in, or failure to obtain, the proposed Layback Agreement with Fresnillo to conduct mining operations on its mineral titles would affect the development of a portion of the oxide and transitional mineral resources of the Camino Rojo Project that are not included in the Feasibility Study, in particular by limiting access to mineralized material at depth. The Corporation will require a different agreement with Fresnillo to develop the sulphide portion of the mineral resources. Should a subsequent agreement to access the sulphide mineral resource with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

The Feasibility Study in the Camino Rojo Report was based on only a portion of the total mineral resource estimate and was prepared on the assumption that no mining activities would occur on Fresnillo’s mineral titles. Accordingly, delays in, or failure to obtain, the Layback Agreement with Fresnillo to conduct mining operations on its mineral titles would have no impact on the timetable or cost of development of the potential mine modelled in the Camino Rojo Report.

Mineral resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching agreements with Fresnillo to allow mining to the north of the Corporation’s concessions. While the Corporation believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that agreements with Fresnillo will be reached.

Although all mineralization included in the Corporation’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Corporation, failure to reach agreements with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to significant mineralized material at depth. Any material changes in mineral resource estimates may have a material adverse effect on the Corporation.

Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from the Offering as described under the heading “Use of Proceeds”; however, management will have broad discretion in the actual application of the net proceeds designated, including to fund capital expenditures on existing mineral properties, acquire additional acreage leaseholds, acquire additional properties and associated leaseholds, or for general corporate purposes, which are subject to change in the future. Management may elect to allocate net proceeds differently from that described herein, including in the event that the proposed Layback Agreement is not entered into, if they believe it would be in the Corporation’s best interests. Shareholders of the Corporation will have to rely upon the judgment of management with respect to the use of proceeds. Management may spend a portion or all of the net proceeds from the Offering in ways that shareholders of the Corporation may not desire or that may not yield a significant return or any return at all. Shareholders of the Corporation may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply the net proceeds effectively could have a material adverse effect on the Corporation’s business. Pending their use, the Corporation may also invest the net proceeds from the Offering in a manner that does not produce income or that loses value. See “Use of Proceeds”.

Risks Related to the Securities

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies, particularly mineral exploration and development companies, can experience a high level of price and volume volatility and the value of the Corporation’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Corporation and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this Prospectus. Factors which may influence the price of the Corporation’s securities, including the Offered Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; variations in operating costs; the cost of capital that the Corporation may require in the future; metals prices; the price of commodities necessary for the Corporation’s operations; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Corporation; operating performance and, if applicable, the share price performance of the Corporation’s competitors; the addition or departure of key management and other personnel; the expiration of lock-up or other transfer restrictions on outstanding Common Shares; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related industry and market issues affecting the mining sector; publicity about the Corporation, the Corporation’s personnel or others operating in the industry; loss of a major funding source; and all market conditions that are specific to the mining industry.

There can be no assurance that such fluctuations will not affect the price of the Corporation’s securities, and consequently purchasers of Offered Shares may not be able to sell Offered Shares at prices equal to or greater than the price or value at which they purchased the Offered Shares or acquired them by way of the secondary market.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Dilution from equity financing could negatively impact holders of Common Shares

The Corporation may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Corporation cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

The Corporation does not pay dividends

No dividends on the Common Shares have been declared or paid to date. The Corporation anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the board of directors of the Corporation after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, such as agreements with respect to the Facility, and the Corporation may never pay dividends.

LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Corporation, and Bennett Jones LLP on behalf of the Underwriters.

As at March 27, 2020, the partners and associates of each of Cassels Brock & Blackwell LLP and Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of each class of the Corporation or of any associate or affiliate of the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at the principal offices in Vancouver and Toronto.

INTEREST OF EXPERTS

The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51 – 102 – Continuous Disclosure Obligations during, or relating to, the Corporation’s financial year ended December 31, 2019:

•	Camino Rojo Report – Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates, Michael Hester, Independent Mining Consultants, Inc., FAusIMM, Dr. Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated and David Hawkins, Barranca Group, LLC, CPG, prepared the Camino Rojo Report.

•	Cerro Quema Report – Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA prepared the Cerro Quema Report.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation’s property or the property of any of the Corporation’s associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation’s securities or the securities of any associate or affiliate of the Corporation at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation’s securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the above mentioned reports. None of the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

All scientific and technical information in this Prospectus Supplement has been reviewed and approved by Hans Smit, P.Geo., who is a “Qualified Person” under NI 43-101. As of the date hereof, Mr. Smit holds 3,130,070 Common Shares, 100,000 warrants, 1,214,305 stock options and 174,339 restricted share units of the Corporation.

Davidson & Company LLP of 1200-609 Granville Street, Vancouver, BC V7Y 1G6, delivered the audit report to shareholders of Orla on March 20, 2020 with respect to the Annual Financial Statements, and has advised they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

CERTIFICATE OF THE CORPORATION

Dated: March 30, 2020

This short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

(“Signed”) JASON SIMPSON	(“Signed”) ETIENNE MORIN
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(“Signed”) CHARLES JEANNES	(“Signed”) GEORGE ALBINO
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: March 30, 2020

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

STIFEL NICOLAUS CANADA INC. (“Signed”) PIERRE LALIBERTE Director, Investment Banking

DESJARDINS SECURITIES INC. (“Signed”) BRUNO KAISER Managing Director, Head of Metals & Mining, Investment Banking

PARADIGM CAPITAL INC. (“Signed”) JOHN BOOTH Head of Investment Banking

CORMARK SECURITES INC. (“Signed”) KEVIN CARTER Managing Director, Investment Banking

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